UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
FEB 2 2 2006
1086

DC
No Act

February 9, 2006

Will Liebmann
Akin Gump Strauss Hauer & Feld LLP
300 Convent Street
Suite 1500
San Antonio, TX 78205-3732

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/9/2006

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

Dear Mr. Liebmann:

This is in response to your letters dated December 23, 2005 and January 30, 2006 concerning the shareholder proposal submitted to Clear Channel by the Educational Foundation of America. We also have received a letter on the proponent's behalf dated January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

[redacted]

06025721

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: As You Sow
c/o Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

739708

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035

RECEIVED
2005 DEC 28 PM 2:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 23, 2005

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the As You Sow Foundation
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2006 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from Conrad R. MacKerron, Director of Corporate Responsibility Program, As You Sow Foundation (the "***Foundation***") on November 23, 2005. Copies of the Proposal with its accompanying cover letter and related letter from Piper Jaffray, all dated November 23, 2005, are attached hereto as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Foundation in accordance with Rule 14a-8(j), informing the Foundation of the Company's intention to omit the Proposal from the Proxy Materials. The Company intends to begin distribution of its definitive Proxy Materials on or around April 26, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive Proxy Materials with the Securities and Exchange Commission.

The Company believes that there are substantive bases for objection to the Proposal under Rule 14a-8(i). In light of the procedural deficiencies discussed below, the Company is refraining from raising those substantive objections at this time. The Company respectfully reserves its right to raise such objections should the relief requested herein not be granted by the Staff.

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Foundation has failed to provide the Company with the required documentation demonstrating its ownership of shares of Company stock. Section C(1)(c)(1) of the Securities and Exchange Commission's Division of Corporate Finance Staff Legal Bulletin No. 14 dated July 13, 2001, provides that a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year is insufficient evidence of ownership, unless the investment adviser is also the record holder of the shares in question. Therefore, the letter from Piper Jaffray included with the Proposal does not provide sufficient evidence of beneficial ownership because Piper Jaffray is not a record holder of the shares in question. Further, I confirmed with the Company's transfer agent, that the other party mentioned in the Piper Jaffray letter, U.S. Trust, is not a record holder of the shares in question, either.

Because the letter enclosing the Proposal did not contain the required evidence of ownership, I sent the Foundation a letter noting this deficiency on the Company's behalf on December 6, 2005, a copy of which is attached as Exhibit B. The letter to the Foundation was sent within 14 days of the Company's receipt of the Proposal, identified the deficiency and informed the Foundation of the requirements of Rule 14a-8(b), and indicated that the Foundation's response had to be postmarked or transmitted electronically within 14 days of receipt of the letter. The letter to the Foundation was delivered on December 7, 2005 to the address that the Foundation provided. A copy of the UPS delivery report is attached as Exhibit C.

In response to my letter, on December 21, 2005, I received a facsimile copy of a letter from the Educational Foundation of America (attached as Exhibit D) asserting that the Educational Foundation of America is the record holder of the shares in question, but I confirmed with the Company's transfer agent that the Educational Foundation of America is also not a record holder of the shares in question. Thus, none of the three parties named by the Foundation (Piper Jaffray, U.S. Trust, or The Educational Foundation of America) is a record holder of the shares in question.

For the foregoing reason, the Company believes it may properly exclude the Proposal from the Proxy Materials under Rules 14a-8(b) and 14a-8(f). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Foundation is requested to copy the undersigned on any response it may choose to make to the Staff.

By copy of this letter, the Company notifies the Foundation of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,

Will Liebmann

Will Liebmann

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Conrad B. MacKerron, As You Sow Foundation

EXHIBIT A

As You Sow
A Foundation Planting Seeds for Social Change
Tel: (415) 391-3212 Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

November 23, 2005

Mark Mays
President & CEO
Clear Channel Communications, Inc.
200 Basse Rd.,
San Antonio, Texas 78209

Dear Mr. Mays:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent the Educational Foundation of America, a shareholder of Clear Channel Communications stock. EFA is concerned about disclosure of political contributions made by the company.

We believe the company should use its resources to build shareholder value and not for purposes that could put shareholder value at risk. One area that poses unique risks is political expenditures unrelated to the core business objectives of the company.

Under current rules, companies are not required to report the funding of political activities or political donations. Only political contribution recipients must report them. This makes it difficult for shareholders to learn about these expenditures. The problem is exacerbated by the fact that many boards of directors conduct little serious oversight of these expenditures.

We support policies that apply transparency and accountability to corporate political giving. Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authorization to act for the foundation are attached. The Educational Foundation of America will continue to hold the shares through the 2006 stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Please contact me if you would like to discuss this filing.

Sincerely,

Conrad B. MacKerron

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Stockholder Proposal – Corporate Political Contributions

Resolved, that the shareholders of Clear Channel Communications Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to contribute.

   c. The internal guidelines or policies, if any, governing the Company's political contributions.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Supporting Statements

As long-term shareholders of Clear Channel Communications, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. In 2003-04, the last fully reported election cycle, Clear Channel contributed at least $8200 in national contributions.
(The Center for Public Integrity, http://www.publicintegrity.org/527/db.aspx?act=main).

The company also gave at least $650,000 to initiatives in California in the 2004 election cycle.
(California Secretary of State,
http://cal-access.ss.ca.gov/Campaign/Committees/Detail.aspx?id=1010975&session=2003&view=contributions)

Relying only on the limited data available from the Federal Election Commission and the Internal Revenue Service, the Center for Public Integrity, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the political use of corporate assets.

Although the Bi-Partisan Campaign Reform Act of 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

The Educational Foundation of America
35 Church Lane, Westport, Connecticut 06880-3504
Founded by Richard Prentice Ettinger
Tel (203) 226-6498 Fax (203) 227-0424
Email efa@efaw.org
Website www.efaw.org

Nov. 22, 2005

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

The Educational Foundation of America hereby authorizes As You Sow to file a shareholder resolution relating to political contributions on our behalf at Clear Channel Communications Inc.

The foundation is the beneficial owner of at least $2,000 worth of Clear Channel stock that it has held for more than one year. We intend to hold the aforementioned stock through the date of the company's annual meeting in 2006.

We give As You Sow full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder resolution. We understand the foundation's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

David Godfrey
Financial Director

PiperJaffray

Suite 2200, 345 California Street, San Francisco, CA 94104-2606
Tel: 415 984-3600 | Toll Free: 800 247-7834 | Fax: 415 984-3601

November 23, 2005

To Whom It May Concern,

This letter is to confirm that the Educational Foundation of America is a beneficial owner of 52,900 Clear Channel Communications Inc. (CCU) shares. The shares are held in street name at U.S. Trust and have been held for at least one year.

Sincerely,

Thomas W. Van Dyck
Senior Vice President Investments, CIMA
(415) 984-4604

EXHIBIT B

AKIN GUMP
STRAUSS HAUER & FELD LLP

Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035
wliebmann@akingump.com

December 6, 2005

VIA OVERNIGHT DELIVERY

Mr. Conrad B. MacKerron
As You Sow
311 California Street, Suite 510
San Francisco, California 94104

Dear Mr. MacKerron:

I represent Clear Channel Communications, Inc. I am in receipt of your letter dated November 23, 2005 wherein you, on behalf of the Education Foundation of America, purport to present a proposal for inclusion in Clear Channel's 2005 proxy statement. On behalf of my client, I hereby advise you that your proposal is defective pursuant to Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended, because it does not include sufficient evidence of your beneficial ownership of Clear Channel's common stock.

I have reviewed the November 23, 2005 letter from Thomas W. Van Dyck at Piper Jaffray submitted with your letter. However, Piper Jaffray is not the record owner of the shares in question. I have also inquired with Clear Channel's stock transfer agent and registrar and have confirmed that U.S. Trust, another party mentioned in the Piper Jaffray letter, is also not a record holder of Clear Channel common stock. You may wish to refer to Section C(1)(c)(1) of the Securities and Exchange Commission's Division of Corporate Finance Staff Legal Bulletin No. 14 dated July 13, 2001, concerning this issue.

This letter will constitute Clear Channel's notice to you under Rule 14a-8(f) of this deficiency. If you wish to attempt to correct this deficiency, your response must be postmarked or transmitted electronically to me within fourteen calendar days of your receipt of this letter.

Very truly yours,

[signature]

Will Liebmann, Esq.

cc: Hamlet Newsom, Esq., Clear Channel Communications, Inc.
Joseph Fielder, Esq. [Firm]

EXHIBIT C

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EXHIBIT D

The Educational Foundation of America
35 Church Lane, Westport, Connecticut 06880-3504
Founded by Richard Prentice Ettinger
Tel (203) 226-6498 Fax (203) 227-0424
Email efa@efaw.org
Website www.efaw.org

December 12, 2005

Will Liebmann Esq.
Akin Gump
30 Convent St., Suite 1500
San Antonio, TX 94104

Dear Mr. Liebmann:

Conrad MacKerron of As You Sow has transmitted to me your letter of Dec. 6, 2005 seeking additional proof of ownership information in regard to a shareholder resolution filed last month by the Educational Foundation of America with Clear Channel Communications.

This letter will serve as verification that the Educational Foundation of America is the holder of record of 52,900 shares of Clear Channel Communications. The foundation has owned the securities continuously for one year as of November 23, 2005, the date of the filing letter.

Sincerely,

David L. Godfrey

cc: Conrad MacKerron

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Clear Channel Communications, Inc.

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the As You Sow Foundation , which submitted a shareholder proposal on behalf of their client, The Educational Foundation of America, (which is hereinafter referred to as the "Proponent"), and which is the beneficial owner of 52,900 shares of common stock of Clear Channel Communications, Inc. (hereinafter referred to either as "Clear Channel" or the "Company"), to respond to the letter dated December 23, 2005, sent to the Securities & Exchange Commission by Akin Gump Strauss Hauer & Feld on behalf of the Company, in which Clear Channel contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(f).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Clear Channel's year 2006 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal concerns corporate political contributions.

BACKGROUND

At the same time that the shareholder proposal and its cover letter was submitted to the Company, an additional letter was provided (Company's Exhibit A) from PiperJaffrey, a brokerage firm and investment advisor. PiperJaffrey confirmed that the Educational Foundation of America is the beneficial owner of 52,900 shares of Company stock and that the "shares are held ***in street name*** at U.S. Trust." (Emphasis supplied.) The Company (via Akin Gump Strauss Hauer and Feld) responded by letter dated December 6, 2005 (Company's Exhibit B) that neither Piper Jaffrey nor U.S. Trust is a ***record holder*** of any Clear Channel stock. We submit that this is not only not surprising but inevitably true. We venture to say that Clear Channel will find that virtually NO institutionally owned stock can be found on the listof shareholders of record maintained by its registrar and transfer agent. That is true because such stock is uniformly held ***in street name*** and is held of record by CEDE & Co., a nominee of the Depository Trust Company (the "DTC").

In this connection, we note that the system of beneficial ownership was recently described, albeit rather briefly (since it does not mention DTC's nominee, CEDE & Co.), in footnote 21 of Rel 34-50758A (December 7, 2004):

> n21 The relationship between various levels of securities intermediaries and beneficial owners is complex. There may be many layers of beneficial owners (some of which may also be securities intermediaries) with all ultimately holding securities on behalf of a single beneficial owner, who is sometimes referred to as the ultimate beneficial owner. For example, an introducing broker-dealer may hold its customer's securities in its account at a clearing broker-dealer, that in turn holds the introducing broker-dealer's securities in an account at DTC. In this context, DTC or its nominee is the registered owner and DTC's participants (i.e., broker-dealers and banks) are beneficial owners, as are the participants' customers. However, DTC, the clearing broker-dealer (the DTC participant), and the introducing broker-dealer are all securities intermediaries.

ARGUMENT

The Company response (its Exhibit B) clearly did not meet the standards set forth in Staff Legal Bulletin No. 14 (July 13, 2001), Section G.3. with respect to adequate notice of alleged procedural defects:

> provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects

This advice was reaffirmed in Staff Legal Bulletin 14CB (September 15, 2004), Section C.1.

A reasonable recipient of the Company's Exhibit B would (unless it were a securities lawyer versed in the intricacies of the elaborate system of how shares are held through the Depository Trust Company and CEDE & Co, as described above) would be at a total loss as to what to do to comply with the requirements of Rule 14a-8. The reasonable recipient had sent in a letter from a firm that has a business of acting as broker and investment advisor that states that the Proponent is, indeed, a holder of the stock and that it is held in street name at a custodian bank. It receives back a letter saying that neither party mentioned in Exhibit A holds the stock of record. What should the Proponent then do? The Company has provided no clue, nor has it enclosed a copy of Rule 14a-8 as suggested by the various Staff Bulletins. The record owner of the stock is, of course, CEDE & Co, the nominee of the Depository Trust Company. But that record owner would be unable to verify that the Proponent owns the stock since all it would have on its books is the total number of shares deposited on behalf of its participant, U.S. Trust, but would have no idea of who was the "ultimate beneficial owner" of those shares. The only ones who know who that ultimate beneficial owner is are PiperJaffrey and U.S. Trust. But the Proponent has already submitted a letter from PiperJaffrey and the Company has not requested an additional letter from U.S. Trust, but rather dismissed U.S. Trust as being irrelevant.

In short, Clear Channel did not "provide adequate detail" as to "what the shareholder must do to remedy . . .[the] defect." On the contrary it obfuscated the issue by raising irrelevant matters (record ownership by PiperJaffrey or U.S. Trust). More bluntly, the Company's letter (Exhibit B) was disingenuous.

Consequently, since the Company did not provide adequate notice of the defect, it cannot rely on Rule 14a-8(f) to exclude the Proponent's shareholder proposal.

Incidentally, the Proponent remains ready, willing and able to provide additional proof of ownership by PiperJaffrey or U.S. Trust (but is unable to comply with any request that CEDE & Co provide proof of ownership since that nominee is totally ignorant as to the ultimate beneficial ownership of the stock that it holds of record for brokerage firms like PiperJaffrey and banks such as U.S. Trust; CEDE & Co. merely knows the gross securities position of each participant in the Depository Trust Company). In this connection, we note that when an issuer has given an inadequate notice of "what would constitute appropriate documentation", the Staff has in the past conditionally denied the registrant's no-action request by giving the proponent an additional limited period of time to provide the requisite proof of ownership. *Honeywell International, Inc.* (February 18, 2003); *Duke Realty Corporation* (February 7, 2002). Indeed, the Staff has gone further and totally rejected a 14a-8(f) claim when the registrant seemed to demand proof from CEDE & Co. *Equity Office Properties Trust* (March 23, 2003).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Will Liebermann, Esq.
Conrad B. MacKerron

FAX TRANSMISSION

To: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: January 17, 2006

Re: Shareholder proposal submitted to Clear Channel Communications

Number of pages, including this page = 5

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035

January 30, 2006

Via Overnight Delivery and Facsimile (202) 772-9201

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mark Vilardo, Esq.
Office of Chief Counsel
Division of Corporate Finance

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the As You Sow Foundation
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

As special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"), we submit this response to Paul M. Neuhauser's letter to the SEC dated January 17, 2006, which Mr. Neuhauser transmitted on behalf of the As You Sow Foundation (the "***Foundation***").

The Company continues to believe that there are substantive bases for objection to the proposal under Rule 14a-8(i). In light of the procedural deficiencies discussed below, the Company is refraining from raising those substantive objections at this time. The Company respectfully reserves its right to raise such objections should the relief requested herein not be granted by the staff.

In response to Mr. Neuhauser's letter, we note that, in some cases, the staff has found that, where a bank or broker submits proof of ownership on behalf of a proponent, that proof is sufficient, even though CEDE, Inc. is the actual holder of record. The staff appears to have based that position on the conclusion that CEDE, Inc. is acting as an agent for the bank or broker. See, e.g., Dillard Department Stores, Inc. (March 4, 1999). In this case, however, the documentary proof comes from the proponent's "investment advisors," who do not represent that they (or CEDE, for that matter) are record holders of the proponent's stock. The staff has previously permitted omission of a shareholder proposal where the proponent sought to establish proof of ownership through a letter from the proponent's "investment manager." See Coca Cola Co. (January 10, 2001). See also Crown Holdings, Inc. (January 27, 2005); Motorola, Inc. (January 10, 2005).

Because the proponent failed to supply evidence showing that it satisfied the eligibility requirements of Rule 14a-8(b), we believe that the proposal may be excluded from the Company's 2006 proxy materials. Accordingly, the Company respectfully requests that the staff not recommend enforcement action if the Company omits the proposal. If the staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the staff prior to the issuance of a negative response.

By copy of this letter, the Company notifies the Foundation of its intention to omit the proposal from the Company's 2006 proxy materials. The Foundation is requested to copy the undersigned on any response it may choose to make to the staff.

In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,

W. Liebmann

Will Liebmann

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Conrad B. MacKerron, As You Sow Foundation
Paul M. Neuhauser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

The proposal relates to political contributions.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that it owned shares, it appears that it has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Clear Channel failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Clear Channel's request for additional information from the proponent. Accordingly, unless the proponent provides Clear Channel with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Special Counsel